EXHIBIT 12.1

Peregrine Pharmaceuticals, Inc.

Statement Regarding Computation of Ratios

	Fiscal Year Ended April 30,					Six Months Ended October 31,
	2009	2010	2011	2012	2013	2013
	(in thousands)
Earnings:
Pretax loss from operations	$(16,524)	$(14,494)	$(34,151)	$(42,119)	$(29,780)	$(15,390)
Add: fixed charges	972	1,478	1,108	638	2,219	213
Total earnings available for fixed charges	$(15,552)	$(13,016)	$(33,043)	$(41,481)	$(27,561)	$(15,177)
Fixed Charges:
Interest expense	223	518	281	55	46	1
Amortization of discount on notes payable and debt issuance costs	185	430	235	33	–	–
Loss on extinguishment of debt	–	–	–	–	1,696	–
Interest component of rent expense (1)	564	530	592	550	477	212
Total Fixed Charges	$972	$1,478	$1,108	$638	$2,219	$213
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends (2)	$(16,524)	$(14,494)	$(34,151)	$(42,119)	$(29,780)	$(15,390)

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(1)	Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.

(2)	We have not paid any dividends on preferred stock and no preferred stock was outstanding for any of the periods presented.